Exhibit 99.1

POLICY CENTRAL

Hi team,

We’re proud to always work within the highest standards of integrity and ethical behaviour. As employees, we not only represent Rogers with customers and suppliers, but also with each other, and we should all hold ourselves accountable.

To help all of us get on the same page about our standards and expectations, we all need to comply with our Rogers Business Conduct Policy. Of course, this policy is not meant to take the place of good judgment and it will not address every issue we face. If you ever feel unsure about a situation, you should reach out to your manager or HR Business Partner.

We want Rogers to be one of the best places to work in Canada, and to do that, we all need to feel respected and comfortable in the workplace, and to know what to do when you don’t. That’s why we’ve updated our Business Conduct training to include a section on respect in the workplace.

There are also a number of other Rogers policies, practices, and legal standards of conduct that you’ll need to know, and you can find all of them in our Rogers Business Conduct Policy. Please take some time to familiarize yourself with them.

Thank you for your support. Together, we can build a culture of trust and openness, and truly make Rogers stand out as a great place to work.

Jim Reid

Chief HR Officer

Rogers Communications

POLICY CENTRAL

POLICY STATEMENT

This Policy establishes the position of Rogers Communications Inc. and its subsidiaries (the “Company”) with respect to expected business conduct and related administrative requirements and procedures. This Policy has been adapted in order to:

•	Endorse and promote the Company’s commitment to honest and ethical behaviour, including fair dealing and ethical handling of potential and actual conflicts of interest;
•	Promote full, fair, accurate, timely and understandable disclosure;
•	Promote compliance with applicable laws and governmental rules and regulations;
•	Protect the personal information of other employees and the Company’s customers;
•	Ensure the protection of the Company’s legitimate business interests, including corporate opportunities, use of corporate assets and confidential information; and
•	Deter wrongdoing.

The Company is dedicated to maintaining its reputation for integrity, ethical behaviour and good corporate citizenship, and expects all employees to abide by basic principles of ethical and lawful business conduct and perform the appropriate internal controls to manage risks. The Business Conduct Policy outlines the standards expected of Company employees (refer to policy HR 2.2 Employment Classifications for definition of employees) in their dealings with the Company, customers, clients, vendors, contractors, volunteers, the public and fellow employees. Employees are expected to be familiar with this Policy and to adhere to the principles and procedures set out in this Policy.

Business groups or departments sometimes adopt policies or guidelines that apply only to employees in their specific area of work. Should these policies conflict in any way with the Business Conduct Policy, this Policy’s requirements should be followed. However, the Business Conduct Policy is not intended to describe every law or policy that may apply to an employee.

If there is any conflict between this Policy and a collective agreement, the terms and provisions of the collective agreement shall apply to those employees who are included in the collective agreement.

If faced with a situation or ethical issue not explicitly covered in the Policy, it may help to ask the following questions:

•	Is the action legal? Do not do anything illegal. If unsure of the answer, ask for help.
•	Does the decision violate the letter or the spirit of the Policy? At Rogers, we do what is right.
•	If the decision became public, could it be seen as the wrong decision? If it would be embarrassing to have an action described in the newspapers or talked about on the news, then it’s probably not the right choice.
•	How would a customer, co-worker, friend and/or family member react if they became aware?

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Employees are encouraged to consult with their managers for guidance regarding the Business Conduct Policy and, as necessary, an employee may also get help or advice from:

•	Their manager’s direct manager;
•	Their business unit lead;
•	Their HR Business Partner; and/or
•	The Company’s STAR Hotline (1-877-355-STAR) or www.compliance-helpline.com

(user name: rogers4u and company password: rogers1)

RESPONSIBILITY

The Board of Directors (“the Board”), or designated Committees of the Board, to consider, and if thought fit, to approve this Policy and any recommended revisions to this Policy, at a minimum annually, and any specific exceptions to this Policy submitted by the Chief Executive Officer (or Senior Officer delegate).

The Chief Executive Officer (or senior officer delegate) to authorize any recommended revisions or specific exceptions to this Policy, subject to submission to the Board or designated Committees of the Board for its approval.

The Chief HR Officer or in his or her absence, the SVP Legal and General Counsel or the Chief Financial Officer, to interpret and promote this Policy, as required, and to ensure that it is implemented and enforced throughout the Company in a fair and even-handed manner.

DOS

Employees

1.	Ensure you read and certify your understanding and acceptance of the Business Conduct Policy by authorizing the Agreement as a condition of employment at the time of hire, transfer and promotion.
2.	Review and acknowledge your acceptance of the Business Conduct Policy on an annual basis, including completion of applicable training programs.
3.	Consistently uphold your duty of fidelity, duty of confidentiality, common law, and ethical responsibilities to act in the best interests of the Company and within the limits of all applicable laws and regulations.
4.	Ensure you perform the appropriate internal controls to manage risks.
5.	Ensure you report any situation that either directly violates or may be perceived by others to violate, the Business Conduct Policy, promptly.

Managers

1.	Create and maintain a work environment that sets an example of and encourages integrity and ethical behaviour. Ensure all employees have access to this Policy and that they understand and comply with its provisions and the spirit of the Policy.

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2.	Ensure that all employees review the Business Conduct Policy annually and comply with the annual review process.

Human Resources

1.	Develop and implement an ongoing program for annual training, review, acknowledgement, and acceptance of the Business Conduct Policy by employees and the Business Conduct Guidelines by contractors of the Company;
2.	Report individually significant violations of this Policy promptly, and provide an annual summary of violations and their resolution, to senior management and designated Committees of the Board.

Turning a blind eye to wrongdoing or potential wrongdoing, in effect condoning such behaviour, is in itself unethical. The Company expects any employee who has reason to suspect a violation of applicable law or regulations or who has concerns about potential business/ethical or financial misconduct with regard to the Company’s accounting practices, financial controls or the safeguarding of its assets, to speak to their manager, or to report such suspicions or concerns to the confidential STAR Hotline, which allows anonymous reporting, if desired. The Company will not permit any retaliation against any employee for making any such report in good faith.

The Rogers STAR Hotline can be reached at 1-877-355-STAR (1-877-355-7827) to channel concerns to a representative of the Audit and Risk Committee of the Rogers Board of Directors. Alternatively, employees may confidentially access the Rogers STAR Hotline electronically via a Web interface at www.compliance-helpline.com. Once at this Web address, enter company user name: rogers4u and company password: rogers1. The Rogers STAR Hotline and Web interface are toll-free and available 24 hours a day, seven days a week.

Rogers STAR Hotline is NOT meant to be a substitute for direct and meaningful communication between employees and their Manager or HR Business Partner, if and when appropriate.

OUR COMMITMENT

All employees must acknowledge their acceptance of the Agreement as a condition of, and prior to commencing employment. Game Day Employees will also be asked to sign the Employee Commitments Document. Records of acceptance of the Agreement will be maintained as outlined in policy HR 1.2 Employee Records.

All employees will review and acknowledge their acceptance of the Business Conduct Policy on an annual basis.

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All employees who are transferred or promoted within the Company will be advised that the Agreement acknowledged and accepted at the time of their initial hire remains in effect throughout their employment.

Failure to adhere to any and all provisions of the Business Conduct Policy shall result in discipline, up to and including termination of employment and/or legal action. Business Conduct Policy violations will be carefully investigated and handled consistently.

BUSINESS CONDUCT POLICY DETAILS

1. Contract and Commitment Guidelines

Employees must ensure that all contracts and commitments have proper authorization and documentation prior to making commitments on behalf of the Company. Please refer to policy PUR 45 Purchase and Commitment Guidelines.

2. Adherence to the Law

It is Company policy to comply with all laws and regulations. Employees who are in doubt as to the legality of a proposed course of action or an action already taken should discuss the activity with their manager. The manager should consult with the Vice President/Director, Human Resources who, in turn, shall consult with the Company’s Legal department (or approved external counsel), as required.

Employees should not conduct business with suppliers and/or contractors who subscribe to unlawful or unethical business practices or behaviour. Promptly report unethical sales or purchasing practices on the part of a supplier or a Company employee to the employee’s manager and to the Company’s STAR Hotline (1-877-355-STAR) or www.compliance-helpline.com.

3. Respect and Dignity in the Workplace

The Company is committed to ensuring that all employees, vendors, business associates, volunteers, customers and the general public are treated with respect and dignity. The Company will not tolerate harassment or discriminatory acts or practices, by any of its employees in accordance with the Provincial and Canadian Human Rights Act. Please refer to policy HR 2.4 Workplace Harassment & Violence Prevention.

Harassment can be described as any behaviour, including verbal, that is known or is reasonably expected to be known as unwelcome and causes fear, demeans or humiliates a person; creates what a reasonable person would consider a harmful or unsafe work environment; or negatively affects a person’s dignity or psychological or physical integrity. Examples include, but are not limited to, words, gestures, actions,

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intimidation, bullying, or other inappropriate activities such as racial or sexual slurs, name calling, racist or sexist jokes, negative stereotyping, threats, physical assault, or demeaning pictures, posters or graffiti.

Workplace harassment, violence, or abusive and aggressive behaviour is not limited to incidents that occur within a traditional workplace. Work-related violence and harassment can occur at off-site business-related functions (conferences, trade shows), at social events related to work, in a customer’s home, or away from work but resulting from work (e.g., a threatening telephone call to an employee’s home from a co-worker).

The Company has a zero tolerance policy towards any disrespectful behaviour in the workplace, regardless of whether onsite at a Company facility or as defined above. We are proud of our diverse workforce, and we are equally proud to offer a safe, comfortable, receptive environment to all employees, every day.

4. Fair Dealings

The Company does not seek competitive advantages through illegal or unethical business practices or behaviour. Each employee must deal fairly and ethically with the Company’s customers, service providers, suppliers, and competitors. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or unfair or unethical dealing practice.

Rules of competitive business conduct are established in the Competition Act and certain sections of the Telecommunications Act and the Broadcasting Act. All applicable practices must be carried out in compliance with these Acts. Please refer to policy LEG 18 Competition Law.

Employees must never disclose, communicate or discuss confidential information concerning the Company, including in particular pricing or purchasing policies with competitors. Information about competitors should be gathered in a lawful manner. Employees who previously worked for a competitor will not be requested to provide confidential information about said competitor.

Vendors will be selected based on merit and are expected to adhere to business conduct guidelines similar to this Policy.

5. Protection and Proper Use of Company Assets

All employees are responsible for safeguarding, and making proper and efficient use of Company funds and property by following procedures to prevent their loss, theft and unauthorized use. Company funds and property include Company time, cash, cheques, credit cards, land and buildings, proprietary information and records, vehicles, equipment, intellectual property, information systems and all other property.

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In order to protect Company funds and property, employees must ensure that:

a.	All expenditures are for legitimate business purposes;
b.	Computer equipment and systems, and the information that they contain are protected against unauthorized access, use, modification, destruction, theft or loss;
c.	Use of all Company-provided communication devices and services are only for legitimate business purposes only; and
d.	Upon termination of employment, they return all Company property, including documents and equipment.

Employees must not borrow or make use of the Company’s name, property, goodwill, funds, data or other assets for their personal gain or benefit, or for the gain or benefit of others, which is not authorized by the Company. The Company does not permit notices, messages or postings on behalf of any third parties or outside organizations without written permission from the Human Resources Department.

Unauthorized connection and/or use of Company products and services are criminal acts. Anyone found to be connected to, or in possession of, unauthorized Company products and/or services, or to have assisted another to do so, will be subject to legal action.

In the course of protecting Company assets, it is our duty to promptly report to Corporate Investigations or to the Company’s STAR Hotline (1-877-355-STAR) or

www.compliance-helpline.com all acts that may constitute real or suspected breaches of security.

6. Employment Practices

The Company is committed to ensuring equal opportunities for all employees in all aspects of employment. The Company will continue to use the merit principle as the basis for all employment and promotion opportunities. Please refer to policies HR 2.1 Diversity Management and HR 3.1 Recruitment and Selection.

7. Safety and Well-being

All employees are responsible for performing their duties in a safe manner in compliance with the Company’s safety and well-being policies and procedures. This includes recognizing and reporting hazards to help ensure the maintenance of a safe and healthy work environment for employees, volunteers, contractors, and the general public. Please refer to policies HS 1 Health and Safety, HS 4 Safe Driving and the Health & Safety Site on RogersZone.

8. Alcohol and Drugs

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The possession, consumption or sale of illegal drugs, restricted substances or any substance deemed to impair an employee’s ability to safely perform their duties is prohibited while on duty or while occupying any of the Company’s premises, which includes Company vehicles. It is also prohibited to report to work while impaired and unable to safely perform duties.

Except under special circumstances, such as Company-sanctioned and sponsored events where prior approval has been obtained from the business unit lead, or from the individual to whom the business unit lead has delegated this responsibility, the provision or consumption of alcohol is prohibited on the Company’s premises. Approval may be granted taking into consideration the Company’s reputation, image, responsibility and potential liability. It is each employee’s responsibility to ensure that he or she behaves responsibly during attendance at a Company or vendor-sponsored event.

9. Environment

The Company is committed to environmental responsibility. The Company will obey all environmental laws applicable in the jurisdictions in which it operates, and each employee is expected to behave accordingly. Any contravention of environmental laws or the Company’s environmental policy must be immediately reported to the business unit lead. The initial report must be promptly followed by a written report. Please refer to GEN 30 Environmental Policy. Overall, employees should conserve resources to the extent consistent with sound business operations.

10. Computer Access and Use of Electronic Media

In order to protect access to systems, applications and data on the Company’s information technology systems, employees must ensure the protection of their passwords. Users must not give out their passwords or allow others to use their user ids. Please refer to ISEC 2 Acceptable Use of Electronics Communications Policy.

Users of the Company’s information technology systems should be aware that their communications are not protected from third party viewing unless approved encryption is used. Employees should not send private information over the Internet or wireless devices. To prevent the unintended release of undisclosed material information, documents containing undisclosed material information should not be transmitted by electronic means, such as fax or email, and undisclosed material information should not be discussed on mobile devices, unless appropriate precautions are taken (such as the use of code names and using the “confidential” sensitivity setting in emails) so that the transmission can be made and received, and the discussions can take place, reasonably securely.

The Company reserves the right at any time to examine email, computer records, personal file directories and other information stored on or transmitted over Company facilities to ensure compliance with internal policies, to support the performance of

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internal or external investigations, and to assist with the management of information systems. Employees should be aware that all email is considered Company property; it is archived and can be retrieved for examination at any time, even after it has been deleted.

Language and conduct during conversations, instant messaging and email exchanges reflect on the Company. As such, professionalism must be maintained at all times.

Use of Company facilities to download, communicate or exchange materials that conflict with the Company’s policies is prohibited. Personal use of Company facilities is allowed under certain conditions as outlined in ISEC 2 Acceptable Use of Electronics Communications Policy. Compliance with ISEC 2 is mandatory. Failure to comply will result in disciplinary action, up to and including termination.

Please refer to ISEC 2 Acceptable Use of Electronics Communications Policy for a complete list of unacceptable practices and employee guidelines.

11. Work Performance

The Company expects all employees to be held accountable for the results of their work, based on honesty, quality, timeliness, efficiency, safety and continuous improvement. Managers are expected to provide leadership that reinforces these factors, and to ensure that the actions of all employees are in the Company’s best interests. Employees are to abide by regular working hours per the applicable operating and/or departmental procedures. Please refer to policy HR 3.4 Hours of Work, Overtime and Premium Pay for details.

12. Full Commitment to the Company

Employees must remain free of outside business interests or relationships that could interfere with the performance of their job duties, may be contrary to their obligations to the Company or might adversely affect the Company’s reputation.

Employees considering serving on a board of directors, an advisory board or similar body of a for-profit organization must obtain pre-approval from the business unit lead to whom they directly or indirectly report.

Before accepting a position as a member of a board, advisory council or other similar committee of a for-profit organization, or major non-profit or charitable organization, senior officers of the Company must obtain advance approval from the Corporate Governance Committee of the Board, unless they are required in their capacity at the Company to act as a Company representative on that board for the Company. Refer to policy LEG 16 Senior Officers of RCI Accepting Directorships with Non-Affiliated Corporations.

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Employees serving on a board or similar body as a Company representative will not receive compensation of any kind, directly or indirectly. Employees serving on a board or similar body in a personal capacity will not be reimbursed by the Company, directly or indirectly, for any expenses related to such activity.

13. Conflict of Interest

A “conflict of interest” occurs when an individual’s private or personal interests interfere, or may appear to interfere, with the interests of the Company. A conflict of interest can arise when an employee takes actions or has interests that may make it difficult to perform their Company work objectively and effectively.

Employees must avoid activities or situations that involve real or perceived conflicts of interest with the Company. Employees must disclose potential conflicts of interest or any relationships that could reasonably be expected to give rise to a conflict of interest to their manager or to the Company’s STAR Hotline (1-877-355-STAR) or www.compliance-helpline.com.

Conflicts of interest include but are not limited to the following:

Personal Financial Interest

a.	The transaction of business by the Company with an enterprise where an employee and/or any member of an employee’s family together have an ownership interest in the enterprise and/or its affiliates that is material to the employee and/or the employee’s family or that is more than a 5% interest in the enterprise and/or its affiliates;

b.	An employee having financial interest in, performing services for, or undertaking any activity (whether commercial or non-commercial and/or for which there is no personal financial interest) for a competitor of the Company.

Entertainment, Hospitality, Gifts, Favours or Bribes

Accepting or providing entertainment, hospitality, gifts or favours that may reasonably be considered to have an influence on a decision by an individual on behalf of the Company, or that may be outside of the normal course of a business relationship, constitute a conflict of interest. Any entertainment, hospitality, gift or favour made or received by a Company employee to procure an action or decision, or to recognize or reward an action or decision is prohibited.

An act of bribery is defined as giving someone a financial or other advantage to encourage that person to perform their functions or activities improperly or to reward that person, financially or otherwise, for having already done so. With respect to bribes, it is not necessary to actually complete the transaction; the act of merely offering or agreeing to pay a bribe is an offence under the Canadian Criminal Code, and in violation of this policy.

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All employees transacting business for the Company should act and should be perceived by others to act, in the Company’s best interest and free of any conflicts of interest. Modest favours, gifts, entertainment or hospitality may be accepted by employees in connection with their duties if they are:

a.	In the course of a normal business relationship and are consistent with accepted business practice;
b.	Not in cash or securities;
c.	Of sufficiently limited value so as not to be perceived or construed as an inducement, bribe, pay-off or other improper payment or endorsement;
d.	Not repetitive or frequent;
e.	Do not contravene any law and are made in accordance with generally accepted ethical standards and behaviour, and;
f.	Known and approved by the employee’s manager.

If an employee proposes to undertake personal transactions with a Company supplier, it must be on the same terms that would be offered to other arm’s length customers of the supplier, in order to avoid conflict of interest, and must be known and pre-approved by the employee’s manager.

Expenses incurred by employees for business travel and entertainment while performing their duties on behalf of the Company must be in accordance with policy GEN 8 Business Travel and Expense Reimbursement.

Employment of Relatives

Relatives of an employee are defined as follows: parents, partner (including common-law spouse and same-sex partner), grandparents, brothers, sisters, children, nephews, nieces, aunts, uncles and cousins (including foster, step and in-law relations).

Relatives of employees may only be hired using standard recruiting procedures and must meet the qualifications required for the position. When an employee would directly or indirectly manage, or be in a position to influence the career or contracted activities and rewards of a relative, such a conflict of interest must be brought to the attention of the Human Resources department immediately. An appropriate course of action will be determined, including senior management approvals, and by the Human Resources Committee of the Board where required under its policies.

14. Dealings with Public Officials

Communication with Public Officials

Communication with public officials, on behalf of Rogers, is a regulated activity that is subject to public reporting and other requirements.

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No employee shall communicate with a federal, provincial or municipal public official on behalf of the Company unless such communication is expressly part of the employee’s duties or authorized in advance by the SVP Legal and General Counsel. The Company is required by law to report publicly on certain communications with public officials; failure to report accurately, completely and within set timelines can lead to penalties. Employees must support the Company’s public reporting requirements by submitting timely internal reports of their communications with public officials, after they have occurred. These reports must identify the following: the date of the communication; the name of the government or agency; the names and titles of public officials involved; the content and purpose of the communication; and (because in some places the Company’s reporting depends on this information) how much time, including preparation and travel, was involved.

Further detail of this requirement is contained in policy LEG 11 Reporting Contact with Public Officials. Each employee who communicates with a public official on behalf of the Company must first become familiar with that Policy.

In many jurisdictions outside Canada, making representations to public officials is a regulated activity. An employee shall not make representations to any public official outside Canada without advance authorization from the SVP Legal and General Counsel.

Payment to Public Officials

It is illegal and therefore not permitted to give any public officials, at any level of government, money, property, entertainment, hospitality, gifts or favours for the wrongful use of their official position or as a condition to perform certain duties they are normally obligated to perform.

It is also illegal, in accordance with the Corruption of Foreign Public Officials Act, for a Canadian citizen, permanent Canadian resident or Canadian company to bribe a foreign government official, directly or indirectly, to secure an advantage in the course of business. It is not necessary to actually complete the transaction; the act of merely offering or agreeing to pay a bribe is an offence, and in violation of this policy.

If it comes to the attention of an employee that such payments were sought or made whether directly from the Company and its employees or indirectly through agents, representatives or consultants retained by the Company, this should be immediately reported to employee’s supervisor and to the Company’s STAR Hotline (1-877-355-STAR) or

www.compliance-helpline.com.

Further, sometimes a public official is not permitted to accept hospitality entertainment offerings (including but not limited to meals, beverages, tickets and invitations), even if it has been offered in good faith. In some circumstances, an offer of hospitality or entertainment is not permitted. For example, several jurisdictions prohibit offering or giving hospitality or entertainment to public officials who are being lobbied by the

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Company. Before any offering, employees must be familiar with the rules in that jurisdiction, or otherwise must seek guidance from the SVP Legal and General Counsel.

15. Proper Maintenance of Records

All transactions of the Company must be properly recorded and accounted for by the Company. This is essential to the integrity of the Company’s governance and financial reporting obligations. All Company employees are responsible for ensuring that false, inaccurate, or misleading accounting entries are never completed, and full, fair, accurate, timely and understandable disclosure is clear in all public communications.

Employees are responsible for:

a.	Adherence to all applicable, accepted accounting standards and practices, rules, regulations and controls;
b.	Accurate and timely recording of costs, sales, shipments, time and attendance, vouchers, invoices, payroll and benefit records, regulatory data, expense reports and other financial transactions, in the proper accounts;
c.	Recording all funds, assets and transactions and not establishing any undisclosed or unrecorded fund or assets for any purpose;
d.	Accurately keeping and retaining all accounting records, which reflect fairly and in appropriate detail, the Company’s transactions, acquisition and disposal of assets, and other relevant activities. Please refer to policy LEG 1 Retention of Records;
e.	Signing only those documents that are accurate and truthful;
f.	Restricting access to sensitive or confidential information (such as financial data and customer information) to ensure the information is not accidentally or intentionally disclosed, modified, misused or destroyed, other than in accordance with the Company’s document retention policies.

16. Political and Charitable Contributions

All employees are encouraged and entitled to make political and charitable contributions from their personal time and funds in the exercise of responsible citizenship. Contributions of any kind to political organizations, made on behalf of the Company, must be approved, in advance, by the Vice President, Government Relations (Provincial & Municipal).

Employees may promote charitable causes to colleagues and suppliers provided that colleagues and suppliers are not pressured to contribute to maintain their relationship to the Company.

17. Confidentiality

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Employees have access to information of a confidential or proprietary nature, the improper disclosure of which could have serious consequences for the Company. Please refer to Section A, Item 1 of Exhibit A for a definition of Confidential Information. Examples of confidential information include but are not restricted to the Company’s financial and sales data, employee and customer personal information, training documents, and/or product information prior to launches. Employees must maintain the confidentiality of all information entrusted to them, ensuring that any information in shared workspaces (such as meeting rooms, on printers or whiteboards, in lounge areas) is cleared to prevent accidental disclosure. The only exception is when the disclosure is authorized or legally mandated. Please refer to policies LEG 17 Disclosure and Insider Trading, ISEC 2 Acceptable Use of Electronic Communications Policy and SEC 6 Privacy - Employee and Customer Personal Information. Employees’ obligations to protect the Company’s confidential information continue after their employment ends.

Sensitivity to security, confidentiality, and conflict of interest is required in situations where an employee’s partner (including spouse), immediate family member, or friend is a principal of, or is employed by a competitor or supplier of the Company.

Customer Information

Subject only to certain exceptions, the law requires the Company to provide customers with access to all personal information about them that the Company may hold. This includes records such as customer care logs and notes. Employees should avoid non-factual entries or inappropriate language or comments. All information kept by the Company about its customers is confidential and cannot be divulged or used, directly or indirectly, except for business purposes.

Unless a customer provides explicit consent, or the Company is required to do so by law, the Company may not disclose a customer’s confidential personal and business information to anyone other than:

a.	The customer themselves;
b.	A person whom the Company reasonably believes is acting on behalf of the customer;
c.	Another company, for the purpose of providing the customer with efficient and cost-effective service, where the information is required only for that purpose and will be kept confidential (for example, the exchange of call detail information for the settlement of usage charges) or where the information is required only for that purpose of supplying telephone or telephone directory-related services and will be kept confidential (for example, a firm retained by the Company to do installation work on its behalf);
d.	An agent retained by the Company to evaluate the customer’s credit-worthiness or to collect the customer’s account, where the information is required for and will be used only for, that purpose; and
e.	A public authority, if there is an imminent danger to life or property, which could be avoided or minimized by disclosure of the information.

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Disclosure of a customer’s confidential personal and business information other than the above exceptions must be approved by the Chief Privacy Officer.

The unlawful interception of a private communication is a criminal offence. An employee may intercept a private communication only when such interception is necessary for the purpose of providing service, to perform quality control assessments in the course of service monitoring, to protect the company’s rights or property or when authorized by law.

Maintaining customer privacy is also crucial when dealing with contracts, proposals, and quotations. Employees must be vigilant in ensuring that unless a customer provides explicit consent, customer information is not shared with other affiliates or partners, agents or subsidiaries of our group, except with those affiliate or partners or agents or subsidiaries of a group, who are directly involved in the specific contract, proposals or quotations.

Employee Information

Employees may not release personal information about other employees, such as private phone numbers and addresses, medical records, or salary information unless required by law or by an authorized representative.

When such a request is made, it must be referred to the Human Resources department. No statements, interviews or access to records will be provided until the Company or its legal counsel has the opportunity to review the request. The request may be legitimate but the Company has the right to determine the reasonableness of the request and to ensure that all responses are complete and accurate.

18. Intellectual Property Assignment

From time to time, employees may author, create, produce, or conceptualize intellectual property during the course of employment with the Company (whether or not during regular office hours, and whether or not at the employee’s place of employment). Any intellectual property is considered to be the exclusive property of the Company if it arises from or is incidental to performance of duties as a Company employee, and must be treated as confidential Company information.

For greater certainty, the foregoing shall not apply to freelance work or independent productions authored, created, or conceptualized by employees entirely outside of the scope and mandate of their employment, and which do not relate in any way to the responsibilities and duties of employment with the Company.

Please refer to Section B of Exhibit A.

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19. Public Disclosure, Restricted Use of Confidential Information and Insider Trading

The Company is committed to best practices in timely and accurate disclosure of all material information. The Company will promptly disclose all material information in a full, fair, accurate, timely and understandable manner in accordance with applicable securities laws and policies, and stock exchange rules. All employees must perform their responsibilities with a view to giving effect to the foregoing commitment of the Company, including by reporting all material information in a timely manner to the appropriate person within the Company in accordance with the Company’s disclosure policies and procedures.

Each officer involved in the Company’s disclosure process is required to be familiar with and comply with the Company’s disclosure controls and procedures, and internal control over financial reporting. In addition, each person having direct or supervisory authority regarding regulatory filings or the Company’s other public communications should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees. Each officer who is involved in the Company’s disclosure process must:

a.	Familiarize themselves with disclosure requirements applicable to the Company as well as the business and financial operations of the Company;

b.	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, government regulators and self-regulatory organizations; and

c.	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

Public Statements

Employees should not discuss prospective changes or developments externally before an official announcement has been communicated. Specifically:

a.	Information on corporate developments, products and plans, including all financial and material information that may impact the value of Company securities or influence investors’ investment decisions, will be released only by authorized Company spokespersons;

b.	Confidential information on specific operating companies will be released by the management of that business unit;

c.

Employees expressing opinions beyond the scope of their positions must clearly differentiate between speaking for themselves and speaking for the Company. This will ensure that their views are in no way perceived to be associated with the

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Company. At no time will Company stationery be used when expressing personal views.

Employees are not to answer inquiries from the press, legislative bodies, government agencies or departments, or companies and organizations unless specifically authorized to do so. All such inquiries are to be referred to the designated individual within each operating company. The identity and means of referral to the designated spokesperson for each operating company will be communicated by the operating companies to their respective employees. All employees are to refer inquiries from the media or reporters to the Director of Media Relations and Issues Management. Please see policy LEG 17 Disclosure and Insider Trading.

All employees are to refer inquiries from the investment community (research and security analysts, brokers, and investors) to the Vice-President, Investor Relations. Unless specifically authorized to do so, employees are not permitted to contact the press, media, research and security analysts, brokers or investors about the Company’s business.

Employees who participate in any public forum including social media in any manner related to the Company and its business must seek approval from the designated Vice President responsible for public relations regarding the content of any commentary or speeches, in order that it may be consistent with Company policy and not contain or refer to confidential information. Please refer to policies GEN 13 Social Media Policy for Editorial Staff and On-Air Talent, and GEN 14 Social Media Policy for All Employees.

Insider Trading

Employees with knowledge of, or access to, material confidential information about the Company are prohibited from trading securities of the Company until the information has been publicly disclosed and at least one trading day has passed. Employees must not inform (“tip off”) any person of material information before it has been publicly disclosed. Directors and officers of the Company deemed to be reporting insiders are required to file a report for every transaction in securities of the Company at www.sedi.ca. Please refer to policy LEG 17 Disclosure and Insider Trading.

20. Brand Protection

Any use of the Company’s corporate symbols, signatures or logos must conform to the principles outlined in the Rogers Brand Standards on RogersZone, including the use of the Company’s logo on stationery.

Approval must be obtained prior to use of the Rogers name or brand as a trademark or servicemark. To obtain approval for brand usage or if employees are uncertain about brand usage, contact Brand Management at brand.management@rci.rogers.com.

POLICY CENTRAL

21. Editorial Independence

The Company’s reputation as a trusted source for news is built on accuracy, fairness and telling stories that matter to Canadians. All employees working in news-gathering operations must follow the principles and standards of GEN 40 Rogers News Policy to guide us in producing news on all of our platforms. We must ensure that our news teams remain able to report news stories independently and without editorial interference reflecting the diversity and the multicultural dynamics of Canada.

It is our responsibility to work within Canadian laws and to consider the significance of what we broadcast and publish. In addition to the obligations listed in this Policy, all news employees are required to review and acknowledge their acceptance of Rogers News Policy when hired and on an annual basis. News employees must also adhere to broadcasting codes, internal corporate policies and policies that relate to specific platforms, be it TV, Radio, Publishing, or Digital.

22. Legal Matters

If you are involved in a legal matter (involving police, or is a civil, criminal or regulatory matter) which may affect your ability to perform your job or may harm the Company’s business reputation or interests, you must inform your Manager or HR Business Partner immediately.

MONITORING

It is the responsibility of the Chief HR Officer or designate to interpret this Policy, as required, to ensure that it is implemented throughout the Company, and to approve any exceptions.

EXHIBIT

Exhibit A – Non-Disclosure/Non-Solicitation and Intellectual Property Assignment Agreement